Exhibit 99.d

EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 7/31/2022	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$79,565,210	$450,000
Quality Fund	$185,176,431	$600,000
Emerging Markets World Equity Fund	$ 78,430,993	$450,000
Foreign Value Fund	$3,651,345,549	$2,100,000
Foreign Value Small Cap Fund	$1,052,511,202	$1,250,000
International Opportunities Fund	$23,345,123	$250,000
Environmental Opportunities Fund	$73,653,108	$400,000